LAW OFFICES
JOHNSON & JONES
A PROFESSIONAL CORPORATION

JOHN B. JOHNSON, JR.	2200 BANK OF AMERICA CENTER	W. THOMAS COFFMAN
KENNETH E. DORNBLASER	15 WEST SIXTH STREET	(1940-2007)
RANDY R. SHORB	TULSA, OKLAHOMA 74119-5416	--------------------
E. ANDREW JOHNSON		Retired Founders
J. CHRISTOPHER DAVIS	Telephone: (918) 584-6644	RICHARD D. JONES
------------------	Fax: (918) 584-6645	C. ROBERT JONES
JON D. CARTLEDGE	www.johnson-jones.com
LUKE A. BOMER		Of Counsel
RYAN J. FULDA		PAUL KINGSOLVER
TREVOR L. HUGHES

July 20, 2010

Via Edgar
Mr. Terence O’Brien, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Re:	AAON, Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Form 10-Q for Fiscal Quarter Ended March 31, 2010 Definitive 14A filed April 15, 2010 File No. 1-18953

Dear Mr. O’Brien:

This letter is written to confirm the recent telephone conversation between a representative of our client, AAON, Inc., and the SEC staff, pursuant to which AAON was granted an extension until July 27, 2010, in which to respond to the staff’s follow-up correspondence dated July 6, 2010 (received by AAON on July 13, 2010), related to the above-referenced matters.

Very truly yours,

/s/ Kenneth E. Dornblaser
Kenneth E. Dornblaser
For the Firm

C:           Kathy I. Sheffield, Chief Financial Officer